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                           July 5, 2022

       Alan Beal
       Chief Executive Officer
       Armed Forces Brewing Company, Inc.
       1420 Catlyn Place
       Annapolis, MD 21401

                                                        Re: Armed Forces
Brewing Company, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed June 28, 2022
                                                            File No. 024-11502

       Dear Mr. Beal:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alex
King at 202-551-8631 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing